SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period May 7, 2003

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form	20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period February 27, 2003 to May 7, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:
Name:	Stephen Foster
Title:	Company Secretary
Date:	May 7, 2002

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2003 – 12AWC

Annual General Meeting

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

To receive and to consider the Financial Report and the Reports of the Directors and of the Auditor for the year ended 31 December 2002.

❑ Votes where the proxy directed to vote ‘for’ the motion	513,636,443

❑ Votes where the proxy was directed to vote ‘against’ the motion	257,230

❑ Votes where the proxy may exercise a discretion how to vote	30,890,712

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	13,803,993

The results of voting on each motion is as follows:

The motion was carried/not carried on a show of hands as an ordinary resolution.

To re-elect Donald M Morley as a director.

❑ Votes where the proxy directed to vote ‘for’ the motion	525,830,915

❑ Votes where the proxy was directed to vote ‘against’ the motion	2,212,679

❑ Votes where the proxy may exercise a discretion how to vote	30,894,859

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	150,671

The results of voting on each motion is as follows:

The motion was carried/not carried on a show of hands as an ordinary resolution.

Stephen Foster Company Secretary

2 May 2003

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email

info@aluminalimited.com

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2003 – 11AWC

Attached are the Chairman’s and Chief Executive Officer’s speeches to be delivered at the Annual General Meeting of the Company today.

Stephen Foster Company Secretary	Alumina Limited

ABN 85 004 820 419

2 May 2003	GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Chairman’s Address

Don Morley, Chairman

My name is Don Morley and as Chairman I would like to welcome you to this, the first annual general meeting of the company as Alumina Limited and the 33rd of the former WMC Limited.

As well as those shareholders here in Melbourne I would like to welcome those joining us through the internet.

As there is a quorum present, I declare this meeting open.

I propose that the notice of meeting, which was sent to shareholders in March, be taken as read.

The minutes from the last Annual General Meeting are available for any interested shareholder at the registration desk.

At the demerger meeting in November, shareholders elected the new board for Alumina Limited and those directors took office on 11 December, 2002.

Let me introduce them to you once again.

On my far right is Peter Hay, a non-executive director. Peter is Chief Executive Officer of the national law firm Freehills and a Director of Pacifica Group Limited. Over the years, Peter has been a highly respected adviser to many of Australia’s leading corporations on a wide range of legal and commercial matters. He is a member of the Audit, Compensation and Nomination Committees.

Next to Peter is John Marlay, our Chief Executive Officer. John joined WMC in August last year as Alumina CEO-elect. He was previously Head of Strategy for RMC Group and Executive General Manager Business Integration for Hanson. He has also held senior management roles with Pioneer International, James Hardie Industries and Esso Australia.

To my immediate left is Stephen Foster, Alumina Limited’s Company Secretary and General Counsel.

Next to Stephen is Mark Rayner, a non-executive director. Mark is a Director of Boral and was previously Chairman of Mayne Group, National Australia Bank and Pasminco. He spent much of his career in the aluminium industry in various operational and executive positions. This experience culminated in his role as CEO of Comalco, a role which he held for 11 years. He has an extensive knowledge and understanding of the alumina business in particular and the resources industry in general. Mark is a member of the Nomination and Compensation Committees, as well as Chairman of the Audit Committee.

On my far left is Ron McNeilly, also a non-executive director. Ron is Deputy Chairman of BHP Steel, Chairman of Ausmelt, Director of GH Michell Holdings, Deputy Chairman of Worley Limited and Chairman of the Melbourne Business School. Ron brings invaluable knowledge to the board, through his 40 years in the resources industry. He has held a variety of executive positions including Chief Operating Officer in BHP Minerals and Chief Executive Officer of BHP Steel. He is a member of the Audit Committee and Chairman of the Compensation and Nomination Committees.

This is a small, focused and effective board. It has both extensive resources industry knowledge and broad general commercial experience.

This afternoon I want to address three key areas:

1.	the financial performance for 2002 and the outlook for 2003;
2.	the governance procedures we have in place to protect shareholder interests; and
3.	Alumina Limited’s objectives.

Our CEO, John Marlay, will then give a review of our business and AWAC’s operational performance.

After this, there will be two resolutions for discussion.

A New Company

Let me begin by giving you some brief background on our new company.

Alumina Limited has quickly established itself as an independent public company with a strong financial and operating track record. Alumina is the world’s only major sole-purpose alumina company.

It owns 40 per cent of the world’s leading alumina business – Alcoa World Alumina and Chemicals commonly known as AWAC, along with our partner Alcoa. AWAC is the world’s largest supplier of alumina with 25 per cent of the world’s alumina production capacity.

As WMC Limited and now as Alumina Limited, we have a 42-year history of successful partnership with Alcoa. This partnership has created an asset base of long-life bauxite reserves; interests in eight alumina refineries in six different countries; a world leading cost position; and first-class management with a track record for delivering results.

WMC’s demerger, which was approved by shareholders in November, separated these alumina assets from the nickel, copper and fertilizer businesses. This created two new companies: Alumina Limited and WMC Resources.

The demerger was aimed to ensure that shareholders would receive full value for their WMC interests in the event of a takeover. Also, it was to enable both companies to pursue independent business opportunities.

For Alumina Limited’s shareholders there are four benefits from demerger.

1.	a clearer and more transparent valuation of the alumina business;
2.	an investment solely in AWAC, a business which returns substantial dividends and consistent growth;
3.	a separate management team focused on the underlying business; and
4.	choice and flexibility for investors in managing their portfolios to suit individual risk and return profiles.

2002 Performance

In 2002, Alumina delivered a strong and robust performance. After tax profit was $210 million which was in line with the forecast in the Demerger Scheme Booklet of $218 million.

When compared with 2001, profit was down 25 per cent as a result of lower realised alumina and aluminium prices and a stronger Australian dollar. Even in a weak market we still earned an impressive 12 per cent return on capital.

AWAC management improved cash operating costs and increased production which partially offset the decline in prices.

Alumina Limited received dividends totalling $281million from AWAC in 2002: $262 million of these dividends were fully franked.

Fully franked dividends of 18 cents were declared for 2002. One of the new company’s key commitments is to pay substantial returns to shareholders and the most recent dividend demonstrates this commitment. As far as practicable, we will pass on 100 per cent of all fully franked dividends to shareholders.

Outlook for 2003

Turning to the outlook for 2003. Uncertainty and weakness in world economic and metal markets look set to continue with no clear signs of recovery this year.

These conditions affect commodity prices and exchange rates which are the major drivers of resource industry profitability. In 2003, the Australian US dollar exchange rate has been higher, and aluminium prices lower, than the forecast assumptions used in the Scheme Booklet.

Most forecasters expect primary aluminium production worldwide to continue to exceed consumption in 2003, with a consequent impact on aluminium prices.

However, alumina consumption is forecast in 2003 to be slightly in excess of production.

We expect AWAC to achieve the increase in alumina production in 2003 which was outlined in the Scheme Booklet.

Higher energy prices increased production costs in the first quarter of this year. However, oil prices have recently come back in line with the assumptions used in the Scheme Booklet.

Higher energy costs in the first quarter and the early return to full production at the Point Comfort refinery will result in higher costs in the first half of the year. These increased costs are expected to be offset during 2003 from the alumina sold into the spot market, and increased sales volumes from Point Comfort. AWAC’s challenge is to continue focusing on production and cost management to deliver the outcomes expected by its owners.

Effective Corporate Governance

The subject of delivering outcomes and shareholder expectations brings me to Alumina Limited’s approach to corporate governance. Practically, corporate governance comes down to managing a company effectively for long-term shareholder benefit. The best way to do this is through an active, competent and experienced board and management.

In introducing your directors I referred to their extensive resource industry knowledge and broad commercial experience. These are essential pre-requisites for effectively safeguarding shareholders’ interests and creating value. Your directors also have the independent judgement and integrity necessary to serve Alumina Limited well.

Your board believes that the experienced and capable executive team, headed by John Marlay, has the necessary skills and experience to manage this company and contribute to Alumina’s partnership with Alcoa.

We are very pleased with the excellent relationship between Alcoa management and Alumina Limited which John and his team have continued to build on.

Effective corporate governance systems and procedures are key in aligning management and strategy to shareholder interests. We believe the practices we have in place compare well with guidelines recently released by the Australian Stock Exchange.

Alumina’s Objectives

We are committed to maximising returns from this outstanding business. We are focused on five main objectives to deliver value

1.	Active involvement in the strategic management of AWAC.
2.	Maintaining AWAC’s position as leader in the global alumina industry.
3.	Growing AWAC through planned and sustained expansion.
4.	Paying substantial dividends to shareholders – fully franked as far as practicable.
5.	Ensuring AWAC’s value is fully recognised in Alumina Limited’s share price.

John Marlay will give you more detail on our strategy when he speaks to you in a few minutes.

Building on a Strong Foundation

Alumina Limited’s strong position reflects the efforts of WMC Limited’s Board over several decades. It is the role of Alumina Limited’s current directors and management to build on this foundation and to ensure that we continue to generate capital growth and substantial dividends for shareholders.

I want to take this opportunity to thank John and his team for their enthusiasm and professionalism in starting up this “new” company. It has been an enormous effort and would not have been possible without the support of WMC Resources directors and staff to whom we are most grateful.

Now I’ll hand over to John Marlay, Alumina’s Chief Executive Officer, who will review AWAC operational performance during the past year and our business strategy.

CEO’s Report

John Marlay, Chief Executive Officer

Good afternoon ladies and gentlemen. It is a pleasure to speak with you today about the new Alumina Limited, our operational performance in 2002, and our future plans.

While Alumina Limited is very young, only five months old, I have no doubt that the company will live up to shareholders’ high expectations for dividend income and growth. I’d like to briefly explain why.

Alumina Limited has four main strengths:

Firstly, the alumina industry is an expanding global industry and is the basis of world aluminium production.

Secondly, our prime asset – AWAC is the world’s largest alumina producer, with 25 per cent of world alumina production capacity, through a global network of refineries.

Thirdly, AWAC has a strong ability to grow by expanding its existing operations to maintain its market position.

And finally, our 42-year successful partnership with Alcoa, the world’s leading aluminium company, is a real strength for Alumina Limited.

This relationship, together with an expanding alumina industry and AWAC’s world-class technology and management, will generate significant value for shareholders.

A Growing Industry

The first strength of our business is AWAC’s position in the growing and developing alumina industry. We believe the alumina business is the most attractive part of the aluminium industry, and AWAC’s brownfield expansion opportunities will offer significantly better returns than new greenfield investments.

Increasing aluminium smelting capacity in China and elsewhere has resulted in an over-supply of aluminium in the market and continued high inventory levels. Most forecasters expect primary aluminium supply to exceed demand to at least 2004. This increase in aluminium production translates directly into increased demand for alumina.

World alumina consumption is forecast to exceed production into 2004. Over the past ten years, aluminium consumption has increased by over 3 per cent a year, growing faster than industrial production.

Aluminium is light, strong, and attractive. Its use in cars, commercial vehicles, trains and aircraft, increases fuel efficiency, reduces energy consumption and decreases greenhouse gas emissions, due to its light weight. Its conductivity and recycling characteristics have led to its popularity in food and drink packaging. Aluminium’s strength, corrosion resistance and attractive look make it ideal for building materials and construction.

Aluminium continues to be the metal for the future, supporting the positive outlook for alumina growth worldwide.

Largest Producer

AWAC’s leadership in the alumina market is our second major strength. AWAC is the world’s largest and most successful alumina producer. Its current annual alumina production capacity is more than 13 million tonnes, which can supply 25 per cent of the global market.

AWAC has a unique worldwide network of refineries, located in the United States, Brazil, Suriname, Jamaica, Spain and Australia. Four of these refineries are among the lowest cost operators in the world. This, combined with AWAC’s relentless drive to lower cash operating costs, proven technology and disciplined approach to capital expenditure make AWAC the world’s most successful producer.

AWAC Growth

Our third strength is AWAC’s capacity and ability to grow. As I mentioned earlier the world alumina market is growing strongly. We anticipate that AWAC can expand its production to at least maintain its position in an even larger worldwide market.

Within its existing operations AWAC has identified more than 3 million tonnes of low-cost alumina capacity that can be developed in the future to meet this market growth.

These potential developments include:

•	large-scale expansions at two of the Australian refineries—Wagerup and Pinjarra.
•	further expansion at Jamalco; and
•	potential increased production in Suriname and Brazil.

All these investments are brownfield expansions and are targeted at AWAC’s lower cost refineries. Expanding AWAC’s existing operations is less costly, produces better returns and has less risk, compared to new greenfield projects. Importantly, these expansions can be timed to meet market growth and match customer demand.

This flexibility puts AWAC in an excellent position to meet the growing demand for alumina, which includes the expanding Chinese market

A major plank of our growth strategy is to work closely with Alcoa to maximise AWAC’s performance and ensure sustained growth.

Strength of Partnership

This takes me to the strength of the AWAC partnership.

We have the best partner in this industry: Alcoa, the founders and leaders in the aluminium and alumina industries. We have a close working relationship that we will continue to build on.

Alumina Limited and Alcoa executives participate on the Strategic Council which determines AWAC strategy, investment decisions and dividend policy.

Alumina Limited executives also sit on the boards of AWAC’s two main entities—Alcoa of Australia and Alcoa World Alumina. These boards ensure high standards of business performance and governance.

Alcoa are the operators of this enterprise and their business management skills, superior technical capability and production processes are embedded in the Alcoa Business System. This system matches production to AWAC’s customer demand as well as continuously improving operational efficiency.

2002 Operating Performance

These strengths can be seen in AWAC’s 2002 operating performance and demonstrates the ability of this business to produce robust results, even in a low-priced market.

Alumina production increased 3 per cent to 12.3 million tonnes and aluminium production was up 1.5 per cent to 378,000 tonnes.

New production records were set at the San Ciprian, Sâo Luis, Jamalco and Suralco refineries, as well as the Portland smelter. To meet increasing customer demand, the Point Comfort refinery in Texas also lifted production in 2002.

Importantly, total costs were maintained at the 2001 level, at the same time as sales increased. Tight capital discipline continued, improving the cashflow available to the AWAC partners as dividends.

The Australian refinery operations generate most of AWAC’s production, with low cash operating costs, spanning the first and second quartile.

In 2002, AWAC also successfully strengthened the profitability of its “Atlantic” operations. Here are some examples: The 250,000-tonne expansion at the Jamalco refinery in Jamaica will increase annual capacity to 1.25 million tonnes by the end of this year. In addition, the Jamaican Government has agreed to substantial reductions in bauxite royalties.

These changes will see Jamalco improve its cost position and lift its profit contribution in the future.

In another strategic initiative, AWAC and BHP Billiton announced plans to expand their joint-venture refinery in East Suriname by a quarter of a million tonnes to 2.2 million tonnes a year. AWAC also announced plans to investigate developing new bauxite reserves in West Suriname.

AWAC is a world leader in safe and efficient production with a clear goal of “zero injuries at work”. In 2002, AWAC safety performance further improved.

Lost workdays, due to injury, declined from 0.17 per 200,000 work hours to 0.14.

New safety records were achieved at Jamalco, Suralco and Portland. The Portland smelter operated for 602 days – that’s almost two years – without a lost work day due to injury.

AWAC’s environmental commitment is also world-class. In 2002, further progress was made in reducing waste and emissions at all operations, and to eliminate instances of non-compliance.

A significant achievement in Australia has been the reduction of odour emissions at the Wagerup refinery in Western Australia with emission levels now well below licence requirements.

Meeting our Objectives

So, in summary our objectives for generating value and creating growth are focused on the following:

•	AWAC’s strong market position and low-cost operations will underpin continuing long-term profitability.

•	AWAC’s ability to participate in the projected growth in the global alumina market.

•	Our strategic partnership with Alcoa jointly commits us to developing the best alumina business in the world, and

•	Alumina Limited delivering strong dividends and capital growth to shareholders.

This is how we will fulfil our commitments and meet your expectations.

For more information on Alumina Limited’s Annual General Meeting, visit our website at www.aluminalimited.com

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2003 – 10AWC

The Annual General Meeting of Alumina Limited (formerly WMC Limited) will be held in the The Regent Theatre, 191 Collins Street, Melbourne, Victoria at 2.30pm on Friday 2nd May 2003.

Ordinary business of the meeting is to receive and consider the Financial Reports together with the reports of the Directors and Auditor for 2002 and the re-election of a director.

The Chairman and Chief Executive Officer will also address the meeting.

The meeting will be webcast on the company’s website www.aluminalimited.com for shareholders unable to attend.

Stephen Foster Company Secretary	Alumina Limited

ABN 85 004 820 419

1 May 2003	GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2003 – 9AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

Stephen Foster Company Secretary	Alumina Limited

ABN 85 004 820 419

14 April 2003	GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John Marlay

Date of last notice	13 March 2003

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired by Rozarta Pty Ltd as trustee of the Marlay Family Trust. Mr. Marlay is a beneficiary of the trust

Date of change	7 April 2003

No. of securities held prior to change	64,500

Class	Ordinary Shares

Number acquired	10,000

Number disposed	N/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$43,500

No. of securities held after change	Fully paid shares – 30,000 Fully paid shares under the Alumina Employee Share Plan – 44,500

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related priorto change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2003 – 8AWC

Please find attached for immediate release, public announcement concerning directors’ interests.

Stephen Foster Company Secretary

28 March 2003	Alumina Limited

ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Algernon Franc HAY

Date of last notice	18 December 2002

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr. Hay is the sole director of Auxesis Investments Pty Ltd which acquired the shares in Alumina Limited.

Date of change	21 March 2003

No. of securities held prior to change	1,200 fully paid ordinary shares in Alumina Limited

Number acquired	1,000 fully paid ordinary shares in Alumina Limited

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,480 in total

No. of securities held after change	2,200 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2003 – 6AWC

Please find attached for immediate release, public announcement concerning directors’ interests.

Stephen Foster Company Secretary	Alumina Limited

ABN 85 004 820 419

13 March 2003	GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Robert Donald James DAVIES

Date of last notice	24 December 2002

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Beneficial entitlement to shares held by Alumina

Employee Share Plan Pty Ltd (trustee of the

Alumina Employee Share Plan) on behalf of Robert

Donald James Davies pursuant to the Alumina

Employee Share Plan.

Date of change	Friday 7 March 2003 and Monday 10 March 2003

No. of securities held prior to change	Fully paid ordinary shares – 16,938 Employee share options – 117,000

Class	Ordinary Shares

Number acquired	58,824

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$247,884

No. of securities held after change	Fully paid shares – 16,938 Employee share options – 117,000 Fully paid shares under the Alumina Employee Share Plan – 58,824

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	58,824 fully paid ordinary shares acquired on market by the trustee of the Alumina Employee Share Plan for Robert Donald James Davies.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Ron McNeilly

Date of last notice	18 December 2002

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	Thursday 6 March 2003

No. of securities held prior to change	Nil

Class	Ordinary Shares

Number acquired	20,000

Number disposed	N/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$85,400

No. of securities held after change	Fully paid shares – 20,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John Marlay

Date of last notice	6 March 2003

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial entitlement to shares held by Alumina Employee Share Plan Pty Ltd (trustee of the Alumina Employee Share Plan) on behalf of John Marlay pursuant to the Alumina Employee Share Plan

Date of change	Friday 7 March 2003 and Monday 10 March 2003

No. of securities held prior to change	20,000

Class	Ordinary Shares

Number acquired	44,500

Number disposed	N/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$187,523

No. of securities held after change	Fully paid shares – 20,000 Fully paid shares under the Alumina Employee Share Plan – 44,500

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	44,500 fully paid ordinary shares acquired on market by the trustee of the Alumina Employee Share Plan for John Marlay.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2003 – 5AWC

Please find attached for immediate release, public announcement concerning directors’ interests.

Stephen Foster Company Secretary

6 March 2002	Alumina Limited

ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699

Appendix 3Y Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity ALUMINA LIMITED

ABN 85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Mr John Marlay

Date of last notice 18 December 2002

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired by Rozarta Pty Ltd as trustee of the Marlay Family trust. Mr Marlay is a beneficiary of the trust.

Date of change	Thursday 27 February 2003

No. of securities held prior to change	Nil

Class	Ordinary Shares

Number acquired	On Thursday 27 February 2003 Rozarta Pty Ltd acquired 20,000 Alumina Limited ordinary shares

Number disposed	N/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.55

No. of securities held after change	Fully paid shares – 20,000

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change